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Exhibit 99.1

Autonomy Corporation plc Board Approves $50 Million Share Repurchase Program

        Cambridge, England—8 November 2002—Autonomy Corporation plc (Nasdaq: AUTND; Nasdaq Europe: AUTN; LSE: AU.) ("Autonomy" or "the Company"), a global leader in infrastructure software for the enterprise, today announced that its Board of Directors has approved a share repurchase program of up to 12.5 million additional shares for up to US$50.0 million. Specifically, the Board has approved the following:

  •
  Proposed capital reduction of £32.25 million (approximately US$50.0 million), to increase the Company's distributable reserves;

  •
  Proposal to increase authority for an expanded share repurchase program of up to an additional 12.5 million shares (approximately 9.9% of the issued share capital as of 8 November 2002);

  •
  Total authority to purchase 16.5 million shares following shareholder approval of the above proposals, including the remaining unutilised authority granted at the AGM in June 2002; and

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  An Extraordinary General Meeting to approve the proposals to be held on 2 December 2002 at 10:00 a.m. at the Company's offices.

Background

        At the Company's Annual General Meeting ("AGM") on 11 June 2002, shareholders authorised the Company to purchase up to 6.3 million of its ordinary shares, and the Company commenced a repurchase program in July 2002. Autonomy's Board has conducted a further review of the group's business, available cash and the current markets, and believes it has a continuing opportunity to provide benefits to the Company's shareholders based on the Directors' belief in the value of the Company in relation to the current share price. The Directors therefore believe it is in the best interests of shareholders to conduct an expanded program for repurchase of outstanding shares.

        The group has remained profitable and cash generative, reporting at the recent 3rd Quarter results the 11th consecutive quarter of profit. The Company's consolidated balance sheet has continued to strengthen and as at 30 September 2002 the group had a net cash balance of $148 million (approximately £96 million). The group also disclosed net assets of $170 million (approximately £110 million).

        The Board remains committed to maintaining a strong balance sheet and efficient capital structure and is focused on delivering shareholder value. Furthermore, the Board believes that following the proposed capital reduction the Company will have available excess cash enabling it to conduct the expanded share repurchase program whilst maintaining sufficient cash reserves for reinvestment in the business, working capital requirements and to maintain customer confidence.

        The Company is therefore seeking shareholder approval for a proposed capital reduction and authority for the purchase of additional ordinary shares out of subsequent distributable reserves.

The Capital Reduction

        The capital reduction relates to the share capital and reserves of the Company as shown in the Company's accounts as filed with Companies House. The Board proposes to apply to the High Court to reduce the amount standing to the credit of the Company's share premium account by £32,250,000 (approximately US$50.0 million). The reserve produced by the capital reduction, subject to the protection of creditors and the Court's approval, will be treated as distributable in the books of the Company and will therefore be available to fund any purchase of ordinary shares proposed to be authorised by Resolution 2 at the Extraordinary General Meeting, as well as for other corporate purposes of the Company.

        The Capital Reduction requires the approval of shareholders at the Extraordinary General Meeting and is conditional upon the Court making an order confirming the capital reduction. Accordingly, as soon as practicable after the passing of the resolutions to be proposed at the Extraordinary General Meeting, the Company will apply to the Court for an order confirming the Capital Reduction, expected in early December 2002.

Authority to Purchase and Cancel Shares

        At the AGM, shareholders authorised the Company to make market purchases of up to 6.3 million of its ordinary shares (representing approximately 5% of the then-issued share capital in the Company). In July 2002 the Company began to utilise this authority and as of today's date it has repurchased for cancellation approximately 2.3 million ordinary shares at an average price of £1.24 per share. The Board is now seeking shareholders' authority for the Company to purchase in the market and cancel up to a further 12.5 million ordinary shares, which amounts to approximately 9.9% of the Company's ordinary shares in issue at today's date. Together with the authority granted at the AGM, the Company will be authorized to purchase up to 16.5 million shares.

        Your Board is of the view that such purchases would likely result in an increase in earnings and/or assets per Share, and such purchases would be in the best interests of Shareholders generally.

Extraordinary General Meeting

        An Extraordinary General Meeting will be take place at the Company's offices, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ at 10:00 a.m. on 2 December 2002 in order to consider the following resolutions, which shall be proposed as special resolutions:

1.
to approve the capital reduction by which the share premium account of the Company will be reduced by £32,250,000 (approximately US$50,000,000);

2.
to give authority for the Company to make market purchases of up to a further 12.5 million ordinary shares (representing approximately 9.9% of the Company's ordinary shares in issue at today's date). The maximum price limit for ordinary shares to be purchased is 105% of the average of the middle market quotation for the ordinary shares for the five dealing days immediately preceding the day on which the ordinary share is contracted as to be purchased. Any ordinary shares purchased in this way will be cancelled and the number of ordinary shares in issue will be accordingly reduced.

        A circular to shareholders containing the Notice of the Extraordinary General Meeting and Form of Proxy will be despatched to shareholders today seeking their authority to effect the market purchases and to reduce the share premium account of the Company. Copies may also be obtained directly from Autonomy as well as from your financial intermediary. To request any such materials directly from Autonomy, please contact Autonomy's Investor Relations either by mail c/o Autonomy Corporation plc, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, England, or by email at investor relations@autonomy.com.

About Autonomy

        Autonomy Corporation plc (Nasdaq: AUTND; Nasdaq Europe: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including e-commerce, customer relationship management, knowledge management, enterprise information portals, enterprise resource planning and online publishing. Autonomy's customer base includes more than 575 global companies, including Hutchison

3G, Channel 4, Deutsche Bank, AT&T, AstraZeneca, BAE Systems, Ford, Ericsson, General Motors, Lucent, Royal Sun Alliance, Sun Microsystems and public sector agencies including the UK Government's Department of Trade and Industry, NASA, the US Department of Defense and the US Department of Energy. Strategic reseller and OEM partners include leading companies such as BEA, Business Objects, Computer Associates, Hewlett Packard, IBM Global Services, Oracle, Vignette and Sybase. The company has offices in North America, Europe, Asia and Australia and is on the Web at www.autonomy.com.

Caution Concerning Forward-Looking Statements

        With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's Annual Report on Form 20-F and Registration Statements on Form F-1.

Financial Media Contacts: Ian Black, Director of Corporate Communications Autonomy Corporation plc +44 (0)1223 448 000 Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Analyst and Investor Contacts: Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000 Edward Bridges Financial Dynamics +44 (0)20 7831 3113

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  Exhibit 99.1
Autonomy Corporation plc Board Approves $50 Million Share Repurchase Program